UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 000-16509
CUSIP NUMBER: 174740100
(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I — REGISTRANT INFORMATION

Citizens, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

400 East Anderson Lane
Address of Principal Executive Office (Street and Number)

Austin, TX 78752
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed in its Current Report on Form 8-K filed by Citizens, Inc. (the “Company”) on March 11, 2015 (the “March 11th 8-K”), the management of the Company has determined that the Company will not be able to file its Annual Report on Form 10-K for the period ended December 31, 2014 on or prior to March 16, 2015, without unreasonable effort or expense because the Company needs additional time to complete its analysis of the tax compliance issue described in its March 11th 8-K regarding the disqualification of a substantial portion of the Company’s endowment policies and whole life insurance policies from the favorable U.S. federal income tax treatment afforded by Sections 7702 and 7702A of the Internal Revenue Code of 1986. At present, the Company believes that it will be able to file its Annual Report on Form 10-K for the year ended December 31, 2014 with the Securities and Exchange Commission on or before March 31, 2015, the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Kay Osbourn	512	837-7100
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

4.	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the tax compliance issue described in Part III above and in the March 11th 8-K, the Company anticipates a material adverse change in its results of operations for the year ended December 31, 2014 as compared to the Company’s results of operations for the prior fiscal year. At the time of the filing of this Notification of Late Filing on Form 12b-25, the Company is unable to make a reasonable estimate of the effect the tax compliance issue will have on its results of operations for the year ended December 31, 2014.

CITIZENS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 17, 2015

By:	/s/ Rick D. Riley
Rick D. Riley, Vice Chairman and President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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